SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	Amendments to the Public Notice of Commencement of the Tender Offer and “Notice Regarding Commencement of Tender Offer for Shares of I-NET Corp.” Following the Submission of the Amendment Statement of the Tender Offer Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 8, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

(Correction) Amendments to “Notice Regarding Commencement of Tender Offer for Shares of I-NET Corp. ” and the Public Notice of Commencement of the Tender Offer Following the Submission of the Amendment Statement of the Tender Offer Registration Statement

TOKYO, Japan – October 8, 2025 – OFI • 01 Corporation (the “Offeror”), a subsidiary of ORIX Corporation (“ORIX”), has commenced a tender offer (the “Tender Offer”) for the common shares of I-NET Corp. on October 3.

The Offeror received a “Notice of Non-Issuance of Cease and Desist Order” and a “Notice of Shortening of Non-Acquisition Period” from the Japan Fair Trade Commission on October 3, 2025. Accordingly, certain items stated in the Tender Offer Registration Statement and the Public Notice of Commencement of the Tender Offer (the “Public Notice”), require correction, and the Offeror submitted the Amendment Statement of the Tender Offer Registration Statement to the Director General of the Kanto Local Finance Bureau today.

As a result, ORIX hereby announces the correction of the content of the “Notice Regarding Commencement of Tender Offer for Shares of I-NET Corp.(Securities Code: 9600)” issued on October 2, 2025 and the Public Notice. These corrections do not amend the terms of purchase of the Tender Offer.

For further details, please refer to the document titled “(Correction) Notice Regarding Amendments to ‘Notice Regarding Commencement of Tender Offer for Shares of I-NET Corp.(Securities Code: 9600)’ and the Public Notice of Commencement of the Tender Offer Following the Submission of the Amendment Statement of the Tender Offer Registration Statement” dated today, issued by OFI • 01 Corporation, attached separately.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2025)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

October 8, 2025

To whom it may concern

Company Name	OFI • 01 Corporation

Name of Representative	Representative Director,

Seiichi Miyake

(Correction) Notice Regarding Amendments to “Notice Regarding Commencement of Tender Offer for Shares of I-NET Corp.(Securities Code: 9600)” and the Public Notice of Commencement of the Tender Offer Following the Submission of the Amendment Statement of the Tender Offer Registration Statement

OFI • 01 Corporation (the “Offeror”) decided on October 2, 2025, to acquire the common shares of I-NET Corp. (listed on the Prime Market of Tokyo Stock Exchange, Inc., Securities Code: 9600) through a tender offer under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended; the “Act”) (“Tender Offer”), and commenced the Tender Offer on October 3, 2025.

Subsequently, the Offeror received from the Japan Fair Trade Commission on October 3, 2025, a “Notice of Non-Issuance of Cease and Desist Order” dated October 3, 2025 and a “Notice of Shortening of Non-Acquisition Period” dated October 3, 2025. As a result, certain items stated in the Tender Offer Registration Statement and its attached documents, including the Public Notice of Commencement of the Tender Offer dated October 3, 2025 (the “Public Notice”), which were submitted on October 3, 2025, require correction. Accordingly, the Offeror submitted the Amendment Statement of the Tender Offer Registration Statement to the Director General of the Kanto Local Finance Bureau on October 8, 2025, pursuant to Article 27-8, Paragraph 2 of the Act, to make the necessary corrections and to newly attach the aforementioned notices as supplementary documents.

In this line with this, corrections to the content of the “Notice Regarding Commencement of Tender Offer for Shares of I-NET Corp.(Securities Code: 9600)” dated October 2, 2025, and the Public Notice have been made as outlined below.

These corrections do not amend the terms of purchase, etc. as defined in Article 27-3, Paragraph 2, Item 1 of the Act.

The correction parts are underlined.

I.	Corrections to the “Notice Regarding Commencement of Tender Offer for Shares of I-NET Corp.(Securities Code: 9600)”

2.	Overview of the Tender Offer

(9) Other Conditions and Methods

② Details regarding the existence and content of conditions for withdrawal of the Tender Offer, and disclosure method of withdrawal

(Before Amendment)

If any of the circumstances set forth in Article 14, paragraph (1), item (i), sub-items (a) through (j) and (m) through (t); item (iii), sub-items (a) through (h) and (j), item (iv) ; and paragraph (2), items (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Act No. 321 of 1965, as amended) (the “Order”) arises, the Offeror may withdraw the Tender Offer. “Facts equivalent to those set forth in sub-item (a) to sub-item (i)” set forth in sub-item (j) of item (iii) of paragraph (1) of Article 14 of the Order means the cases (i) where it has become clear that the legal disclosure documents submitted by the Target Company in the past included a false statement regarding an important matter or omitted a statement regarding an important matter that should have been stated therein, and (ii) where any of the facts set forth in sub-item (a) through (g) of that item arises with respect to any of the Target Company’s important subsidiaries.

As stated in “(2) Applicable Laws and Regulations” under “6. Approvals, etc. Required for the Acquisition of Share Certificates, etc.” above, if, by the day prior to the expiration of the Tender Offer Period (including any extension thereof), (i) the waiting period and the prohibition period for acquisition under Article 10, Paragraph 2 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (As amended, “Antimonopoly Act”) have not expired, (ii) a prior notice of a cease and desist order has been issued, or (iii) the Offeror has been subject to a petition for an emergency suspension order by the court on the grounds that it is suspected of engaging in conduct in violation of Article 10, Paragraph 1 of the Antimonopoly Act, then such circumstances shall be deemed as a failure to obtain the “approval, etc.” as set forth in Article 14, Paragraph 1, Item (4) of the Order of the Antimonopoly Act, and the Tender Offer may be withdrawn or otherwise terminated.

If the Offeror intends to withdraw the Tender Offer, it will give public notice electronically and will post notice thereof in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will announce such withdrawal by the method set forth in Article 20 of the Cabinet Office Ordinance on Disclosure of Tender Offers for Share Certificates by Persons Other Than the Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Ordinance”) and will give public notice immediately thereafter.

(After Amendment)

If any of the circumstances set forth in Article 14, paragraph (1), item (i), sub-items (a) through (j) and (m) through (t); item (iii), sub-items (a) through (h) and (j); and paragraph (2), items (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Act No. 321 of 1965, as amended) (the “Order”) arises, the Offeror may withdraw the Tender Offer. “Facts equivalent to those set forth in sub-item (a) to sub-item (i)” set forth in sub-item (j) of item (iii) of paragraph (1) of Article 14 of the Order means the cases (i) where it has become clear that the legal disclosure documents submitted by the Target Company in the past included a false statement regarding an important matter or omitted a statement regarding an important matter that should have been stated therein, and (ii) where any of the facts set forth in sub-item (a) through (g) of that item arises with respect to any of the Target Company’s important subsidiaries.

If the Offeror intends to withdraw the Tender Offer, it will give public notice electronically and will post notice thereof in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will announce such withdrawal by the method set forth in Article 20 of the Cabinet Office Ordinance on Disclosure of Tender Offers for Share Certificates by Persons Other Than the Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Ordinance”) and will give public notice immediately thereafter.

II.	Corrections to the Public Notice

2.	Details of the Tender Offer

(11) Other Terms and Methods of the Tender Offer

② Existence of Conditions for Withdrawal of the Tender Offer, Details Thereof, and Method of Disclosure

(Before Amendment)

If any of the circumstances set forth in Article 14, paragraph (1), item (i), sub-items (a) through (j) and (m) through (t); item (iii), sub-items (a) through (h) and (j), item (iv) ; and paragraph (2), items (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Act No. 321 of 1965, as amended) (the “Order”) arises, the Offeror may withdraw the Tender Offer. “Facts equivalent to those set forth in sub-item (a) to sub-item (i)” set forth in sub-item (j) of item (iii) of paragraph (1) of Article 14 of the Order means the cases (i) where it has become clear that the legal disclosure documents submitted by the Target Company in the past included a false statement regarding an important matter or omitted a statement regarding an important matter that should have been stated therein, and (ii) where any of the facts set forth in sub-item (a) through (g) of that item arises with respect to any of the Target Company’s important subsidiaries.

If, by the day prior to the expiration of the Tender Offer Period (including any extension thereof), (i) the waiting period and the prohibition period for acquisition under Article 10, Paragraph 2 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (As amended, “Antimonopoly Act”) have not expired, (ii) a prior notice of a cease and desist order has been issued, or (iii) the Offeror has been subject to a petition for an emergency suspension order by the court on the grounds that it is suspected of engaging in conduct in violation of Article 10, Paragraph 1 of the Antimonopoly Act, then such circumstances shall be deemed as a failure to obtain the “approval, etc.” as set forth in Article 14, Paragraph 1, Item (4) of the Order of the Antimonopoly Act, and the Tender Offer may be withdrawn or otherwise terminated.

If the Offeror intends to withdraw the Tender Offer, it will give public notice electronically and will post notice thereof in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will announce such withdrawal by the method set forth in Article 20 of the Cabinet Office Ordinance on Disclosure of Tender Offers for Share Certificates by Persons Other Than the Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Ordinance”) and will give public notice immediately thereafter.

(After Amendment)

If any of the circumstances set forth in Article 14, paragraph (1), item (i), sub-items (a) through (j) and (m) through (t); item (iii), sub-items (a) through (h) and (j); and paragraph (2), items (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Act No. 321 of 1965, as amended) (the “Order”) arises, the Offeror may withdraw the Tender Offer. “Facts equivalent to those set forth in sub-item (a) to sub-item (i)” set forth in sub-item (j) of item (iii) of paragraph (1) of Article 14 of the Order means the cases (i) where it has become clear that the legal disclosure documents submitted by the Target Company in the past included a false statement regarding an important matter or omitted a statement regarding an important matter that should have been stated therein, and (ii) where any of the facts set forth in sub-item (a) through (g) of that item arises with respect to any of the Target Company’s important subsidiaries.

If the Offeror intends to withdraw the Tender Offer, it will give public notice electronically and will post notice thereof in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will announce such withdrawal by the method set forth in Article 20 of the Cabinet Office Ordinance on Disclosure of Tender Offers for Share Certificates by Persons Other Than the Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Ordinance”) and will give public notice immediately thereafter.

End

Regulations on Solicitation

This press release has been prepared for the purpose of informing the public of the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell, or making an offer to purchase, any securities. If shareholders wish to make an offer to sell their shares in the Tender Offer, they should first read the Tender Offer Explanation Statement for the Tender Offer and offer their shares or stock options for sale at their own discretion. This press release shall neither be, nor constitute a part of, an offer to sell or purchase, or a solicitation of an offer to sell or purchase, any securities, and neither this press release (or a part thereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer, and this press release may not be relied on at the time of entering into any such agreement.

Future Prospects

This press release, including the descriptions regarding the future business of the Offeror and other companies, may contain expressions for the future prospects such as “anticipate,” “expect,” “intend,” “plan,” “believe” and “assume,” and other similar expressions. These expressions are based on the Offeror’s current expectations as to the businesses, and may change depending on the future circumstances. Regarding the information herein, the Offeror undertakes no obligation to change the expressions for the future prospects into those for the actual events by reflecting the actual business performance, various circumstances and changes in conditions, etc. These expressions refer to, and this press release includes, statements that fall under “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Due to the known and unknown risks and uncertainties, the actual results might differ significantly from the statements that are implicitly or explicitly forward-looking. The Offeror and its affiliates do not guarantee for such implicit and explicit forward-looking statements to materialize. The “forward-looking statements” in this press release were prepared based on the information obtained by the Offeror as of the date hereof, unless required by law, the Offeror and its affiliates are not obligated to amend or revise such forward-looking statements to reflect future matters and situation.

US Regulations

Although the Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed under Japanese law, those procedures and standards may differ from the procedures and information disclosure standards in the United States. In particular, Sections 13(e) and 14(d) of the U.S. Exchange Act, and the rules prescribed thereunder, do not apply to the Tender Offer, and therefore the Tender Offer does not conform to those procedures and standards. In addition, the financial information contained in this press release was prepared based on Japanese accounting standards and not based on U.S. accounting standards, and thus may not necessarily be comparable to the content of any financial information prepared based on U.S. accounting standards. It may be difficult to enforce any right or claim arising under U.S. federal securities laws because, among other reasons, the Offeror and the Target Company are incorporated outside the United States and some or all of their directors are non-U.S. residents. Shareholders may not be able to sue a company outside the United States and its directors in a non-U.S. court for violations of U.S. securities laws. Furthermore, there is no guarantee that shareholders will be able to compel a company outside the United States or its subsidiaries and affiliates to subject themselves to the jurisdiction of a U.S. court.

Unless otherwise specified, all procedures relating to the Tender Offer shall be conducted entirely in Japanese. While some or all of the documentation relating to the Tender Offer will be prepared in English, if there is any inconsistency between the English documentation and the Japanese documentation, the Japanese documentation will prevail.

The Offeror, the financial advisors to the Offeror, and the Tender Offer Agent (including their respective affiliates) may purchase the Target Shares by means other than the Tender Offer to the extent permitted by Rule 14e-5(b) of the U.S. Exchange Act, applicable laws and regulations in Japan, and other applicable laws and regulations. Such purchases may be made at the market price through market transactions, or at a price determined by negotiation outside of the market.

Other Countries

In certain countries or regions, the announcement, issue or distribution of this press release may be restricted by laws or regulations. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute any solicitation of an offer to sell or offer to purchase shares in relation to the Tender Offer, and shall be considered as a mere distribution of informative materials.

This press release is not for release, publication or distribution, in whole or in part in, into or from any jurisdiction where doing so would constitute a violation of the relevant laws or regulations of that jurisdiction.